Mail Stop 4561

February 18, 2010

Michael R. Chambrello
President and Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, NY 10022

      Re: **Scientific Games Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             File No. 000-13063

Dear Mr. Chambrello:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Patrick Gilmore
                  Accounting Branch Chief